UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40294

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________

PART I - REGISTRANT INFORMATION

Alfi, Inc.
Full Name of Registrant
Not applicable.
Former Name if Applicable

429 Lenox Avenue
Address of Principal Executive Office (Street and Number)

Miami Beach, Florida 33139
City, State and Zip Code

PART II – RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alfi, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Quarterly Report”) by the May 16, 2022 filing date applicable to non-accelerated filers for the reasons discussed in this Form 12b-25.

As previously disclosed, on March 11, 2022, the Audit Committee of the Company’s Board of Directors (the “Board”) and the Company’s management concluded that the Company’s previously issued audited financial statements for the years ended December 31, 2019 and 2020, included in the Company’s Registration Statement on Form S-1 (File No. 333-251959), and the Company’s previously issued interim financial statements included in the Company’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021 (collectively, the “Prior Period Financial Statements”), should no longer be relied upon as a result of accounting errors and should be restated. The Company has been in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2021, and the restatements of the Prior Period Financial Statements, and the Company filed the applicable documents with the Securities and Exchange Commission (the “SEC”) on May 16, 2022. As a result, the Company is still preparing and finalizing the financial statements and related disclosures required to be included in the Quarterly Report. The Company expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis A. Almerini	305	395-4520
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations

The Company expects to report the following results of operations:

Revenues

For the three-month periods ended March 31, 2022, and 2021, the Company expects to report net revenues of approximately $63,000 and $17,000, respectively. During the three-month period ended March 31, 2022, the Company earned revenues from customers for advertising delivered through Alfi-owned devices. Revenue earned during the three-month period ended March 31, 2021 was earned from a single customer.

Operating Expenses

For the three months ended March 31, 2022, and 2021, the Company expects to report total operating expenses were approximately $5,400,000 and approximately $2,400,000, respectively, an increase of $3,000,000. Compensation and benefits expense increased as independent contractors became full time employees effective March 1, 2021. Other general and administrative expenses increased due to higher costs related to the Company’s growth and launch of its technology platform and the Company’s May 2021 initial public offering. Legal and professional fees increased due to additional fees related to the Company’s previously disclosed independent internal investigation, and data network charges and payments to drivers increased due to significant year-over-year growth in the number of tablets in service.

Operating Loss

For the three months ended March 31, 2022, the Company expects to report the operating loss increased from approximately $2,400,000 to approximately $5,300,000, an increase of $2,900,000 compared with the three months ended March 31, 2021. The increase was primarily due to higher operating expenses, as discussed above.

Net Loss

For the three months ended March 31, 2022, the Company expects to report the net loss increased from approximately $2,700,000 to approximately $5,300,000, an increase of $2,600,000 compared with the three months ended March 31, 2021. The increase was primarily due to higher operating expenses, as discussed above.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Form 12b-25 are forward-looking statements, including statements regarding the Company’s expectation regarding the timing of the filing with the SEC of the Quarterly Report and the Company’s expectation with respect to the estimated results of operations for the quarter ended March 31, 2022 discussed in this Form 12b-25. Such forward looking statements may be identified by, among other things, the use of forward-looking terminology such as “believe,” “expect,” “may,” “could,” “would,” “plan,” “intend,” “estimate,” “predict,” “potential,” “continue,” “should” or “anticipate” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements are based on beliefs and assumptions by the Board and management, and on information currently available to the Board and management. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential consequences of the matters discussed in this Form 12b-25 include, but are not limited to: the possibility that The Nasdaq Stock Market may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to additional stockholder lawsuits or claims. For additional factors that could cause results to differ materially from forward-looking statements contained in this Form 12b-25, see the Company’s filings with the SEC. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date hereof, except as required by law.

Alfi, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2022	By:	/s/ Louis Almerini
Louis Almerini
Interim Chief Financial Officer

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